EXHIBIT 99.3

                          NORTHERN LEHIGH BANCORP, INC.
                                 502 Main Street
                            Slatington, Pennsylvania
                                 (610) 767-3887

                          NOTICE OF SPECIAL MEETING OF
                   SHAREHOLDERS TO BE HELD ON JANUARY 14, 1999



     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Northern Lehigh Bancorp, Inc. will be held at 1:00 p.m., Eastern Standard Time, on Thursday, January 14, 1999, at 510 Main Street, (next to the Main Office of The Citizens National Bank of Slatington), Slatington, Pennsylvania 18080. We enclose a form of proxy and a proxy statement/prospectus for the meeting.

     We are holding the meeting for the purpose of considering and acting upon the following matters:

     1. Approval and adoption of the Agreement and Plan of Reorganization, dated July 28, 1998 by and among Harleysville National Corporation, Harleysville
National Corporation North, Inc., The Citizens National Bank of Lansford, Northern Lehigh Bancorp, Inc. and The Citizens National Bank of Slatington. The agreement provides that Northern Lehigh Bancorp, Inc. will merge with Harleysville National Corporation North, Inc. and, immediately thereafter, The Citizens National Bank of Slatington will merge with The Citizens National Bank of Lansford. Upon completion of the merger, each Northern Lehigh Bancorp, Inc. shareholder will have the right to receive 3.57 shares of Harleysville National Corporation common stock, par value $1.00 per share, in exchange for each share of common stock of Northern Lehigh Bancorp, Inc., par value $10.00 per share, held by the shareholder;

     2. Postponement or adjournment of the meeting to a later date, if necessary, to permit the solicitation of additional proxies in the event that there are not sufficient votes at the time of the meeting to approve the agreement and the merger; and

     3. Other matters as may properly come before the meeting and any adjournment or postponement of the meeting.

     We may take action on any one of these proposals at the meeting, or on any dates to which, we may adjourn the meeting. Only those shareholders whose ownership appears on the shareholder records of Northern Lehigh Bancorp, Inc. at the close of business on Monday, November 16, 1998, will be entitled to receive notice of the meeting and to vote at the meeting.

     Your Board of Directors believes that this merger is in the best interests of Northern Lehigh Bancorp, Inc. and its shareholders. Our reasons for this belief are provided in the enclosed proxy statement/prospectus. We urge you to vote for the merger. Your participation at the meeting, in person or by sending in a completed proxy, is important. We need the affirmative vote of at least 66 2/3% of the outstanding shares of common stock to approve the merger.

     If you do not send in a completed proxy or you do not attend the meeting and vote, it has the same effect as voting against the merger. Therefore, we urge you to complete, sign, date and return the enclosed form of proxy in the enclosed postage-paid envelope as soon as possible so that your shares will be voted at the meeting. If you do attend the meeting and wish to vote in person, you can do so by giving written notice to the Secretary of the Northern Lehigh Bancorp, Inc. Your ballot at the meeting will replace your proxy.

     On behalf of the Board of Directors, I thank you for your support and urge you to vote "FOR" approval of the agreement and merger.


                                          By Order of the Board of Directors,


                                          /s/ Joseph G. Bechtel
                                          ----------------------------------
                                          Joseph G. Bechtel
                                          Chairman of the Board of Directors
                                          and President

Slatington, Pennsylvania
December 11, 1998